Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Veeco Instruments Inc.:

We consent to the use of our reports dated February 22, 2017, with respect to the consolidated balance sheets of Veeco Instruments Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2016, and Schedule II — Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference.

/s/ KPMG LLP

Melville, New York
May 26, 2017